Exhibit 99.1

February 6, 2019

Dear Shareholders,

Results for Q4 2018 outperformed our expectations and, for the first time in company history, Operating Income, Net Income, and Free Cash Flow were all positive.

SUMMARY USER AND FINANCIAL METRICS
				% Change
	Q4 2017	Q3 2018	Q4 2018	Y/Y	Q/Q
USERS (M)
Total Monthly Active Users (“MAUs”)	160	191	207	29%	8%
Premium Subscribers	71	87	96	36%	11%
Ad-Supported MAUs	93	109	116	24%	6%
FINANCIALS (€M)
Premium	1,018	1,210	1,320	30%	9%
Ad-Supported	130	142	175	34%	23%

Total Revenue	1,149	1,352	1,495	30%	11%
Gross Profit	282	342	399	42%	17%
Gross Margin	24.5%	25.3%	26.7%	—	—
Operating (Loss)/lncome	(87)	(6)	94	—	—
Operating Margin	(7.6%)	(0.5%)	6.3%	—	—
Net cash flows from operating activities	95	80	150	58%	88%
Free Cash Flow[1]	75	33	84	12%	155%

[1]	Free Cash Flow is a non-IFRS measure. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

MONTHLY ACTIVE USERS

MAUs grew 29% Y/Y to 207 million, outperforming the high end of our 199-206 million MAU guidance range. This outperformance was broad based, with growth in most markets exceeding our expectations, primarily as a result of improved retention relative to our forecast. Latin America and other emerging regions continue to see especially strong growth.

During Q4 our footprint expanded to 78 countries from 65 as we launched our service across 13 countries in the Middle East and North Africa in mid-November. Performance to date has exceeded our initial expectations, and we hope to build on this momentum in 2019.

Total MAUs by Region

We also reached an important milestone as users listened to more than 15 billion hours of content on the platform during Q4. Importantly, engagement grew across both the Ad-Supported and Premium tiers.

PREMIUM SUBSCRIBERS

Premium Subscribers reached 96 million, up 36% Y/Y, hitting the high end of our guidance range of 93-96 million. Outperformance was largely attributable to better than expected intake from our Google Home promotion and annual Holiday campaign.

Our Google Home promotion marked the first ever hardware bundle offering in company history. For a limited time during Q4, master account holders of our Family Plan in the US were able to claim a Google Home Mini speaker free of charge. We believe home voice speakers are a critical area of growth, particularly for music and audio content, and we are evaluating a number of ways to explore and refine our offering in this arena.

We ran our annual Holiday conversion promotion during Q4, which outperformed our expectations for new subscriber additions. Over the course of 6 weeks, almost 7 million subscribers were added through this campaign, including a single day record of almost 500,000. In December, we also launched our annual Wrapped Holiday brand campaign where existing users were able to explore stats about their listening habits throughout the year. The campaign saw the highest traffic ever to the Wrapped site spotifywrapped.com, with 28 million users visiting the site in just one week (up from 20 million last year total.) The Holiday campaign became the #1 trending topic on Twitter globally and generated over 5 billion streams of the “Your Top Songs 2018” playlist, now the fastest growing personalized playlist in Spotify history.

Growth in both Family and Student plans was healthy, and churn continues to trend down, improving more than 30 bps Y/Y in Q4. We expect to see a sequential increase in churn in Q1 owing to the rapid campaign growth in Q4. Despite these seasonal effects, we expect churn to continue to decline over the course of 2019.

Subscribers by Region

FINANCIAL METRICS

Revenue

Total Q4 revenue was €1,495 million, up 30% Y/Y. Foreign exchange rates negatively impacted our Premium segment and positively impacted our Ad-Supported segment yielding minimal impact on our consolidated results.

Premium revenue was €1,320 million in Q4, up 30% Y/Y. Average revenue per user (“ARPU”) was €4.89 in Q4. This represents a 7% Y/Y decline (6% excluding the impact from foreign exchange rates). The downward pressure on ARPU continues to be driven by product mix (Family Plan and Student Plan as a percentage of the total base), and is increasingly driven by market mix as growth in our relatively lower ARPU markets is outpacing geographies with higher ARPU. Despite the decline in ARPU, Lifetime Value per Subscriber (“LTV”) has remained constant Y/Y as improvements in churn offset the decline in ARPU.

Ad-Supported revenue of €175 million re-accelerated its Y/Y growth in Q4 to 34% (31% excluding the impact from foreign exchange rates) as compared to 30% Y/Y growth in Q3. Revenue from North America continued to accelerate, growing 41% Y/Y (37% excluding movements in F/X). Both Audio and Video format ads grew more than 40% in Q4. While Audio remains our largest contributor to Total Revenue, the recent implementation of cost-per-completed-view pricing across a larger amount of our video inventory offers a runway to accelerated future growth. The changes we made in late Q2 to our data policies to improve our ability to measure performance and show advertising effectiveness continued to drive strong performance in Q4 with revenue growth in third party measurement products of 77% Y/Y.

Growth in our Programmatic and Self-Serve (Ad Studio) channels continue to outpace the growth of Direct. Combined they grew ~60% Y/Y and together account for ~25% of our total Ad Sales revenue. More than 2,000 advertisers used our Ad Studio platform in Q4 to run campaigns. We continue to expect these automated channels to become an increasingly significant portion of our Ad-Supported revenue, and for operating margins to expand as a result.

Gross Margin

Gross Margin was 26.7% in Q4, above the high end of our guidance range of 24-26%, and up 220 bps Y/Y. Several one-time items contributed to the growth in gross margin, the largest of which was a license fee adjustment relating to prior periods that was booked in Q4. Excluding non-recurring items in Q4, our GM would have been 25.8%. This 25.8% includes the impact from the Google Home Mini offer.

Premium Gross Margin was 27.3% in Q4, up from 26.1% in Q3, and up 200 bps Y/Y. Ad-Supported Gross Margin was 22.1% in Q4, up from 18.6% in Q3, and up 350 bps Y/Y.

As a reminder, Ad-Supported Gross Margins are relatively strong in our top five markets and relatively weak in our 73 other markets, including newly launched markets. As these markets grow, we believe margins should too. Our Ad-Supported Gross Margin does not show the same seasonality as our Premium Gross Margin, and has tended to increase quarterly during the calendar year.

Spotify for Artists

Today, more than 300,000 creators and their teams use our Artist platform on a monthly basis, and we added several more features to our creator marketplace tool in Q4. On October 3, 2018 we launched Spotify for Podcasters, a platform where podcast creators who host their podcasts elsewhere can make their shows available to Spotify users by providing us with their podcast feed. Users have access to episode performance, daily stats on listener demographics, location, engagement, and more—great tools to help learn more about and grow audiences. More than 10,000 podcasters are using this tool on a monthly basis to gain deeper insight into their audience. Today, there are more than 185,000 podcast titles available on our platform, and consumption continues to grow rapidly. In Q4 we had 14 titles exclusive to Spotify including the 2nd season of Crimetown, The Rewind with Guy Raz, and the Dissect Mini Series hosted by Lauryn Hill.

On November 8, 2018 we launched Spotify Publishing Analytics in Beta, the first analytics tool from a music streaming service built specifically for publishers. The tool gives publishers daily streaming statistics for the works and recordings they have identified, including playlist performance, as well as the ability to view data for each of the songwriters on their roster. More than 1,000 users from music publishers around the world requested access to the beta version of the site within the first two weeks of launch, and we plan to expand the offering throughout 2019.

Operating Expenses / Income (Loss)

Operating expenses of €305 million in Q4 were down 17% Y/Y, resulting in an Operating Profit of €94 million. This is Spotify’s first ever quarterly Operating Profit.

Movements in our share price in Q4 had a sizeable impact on our reported results, although the business would have been profitable regardless. The stock price decline resulted in a significant reduction of accrued social costs for stock options and RSUs, leading to a significant delta between our guidance and reported results. As a reminder, social costs are payroll taxes associated with employee salaries and benefits, including stock based compensation. We are subject to social taxes in several countries in which we operate, although Sweden accounts for bulk of the accrued cost. Removing the impact of these costs, our results would have been slightly above the high end of our Q4 guidance. Strong gross margin and slower than planned headcount growth were the primary drivers of this performance.

As of December 31, we had 4,165 full-time employees and contractors globally. Hiring in the quarter continued to focus heavily on our Research & Development efforts with more than 40% of headcount additions in that area.

IFRS 16

Starting January 1, 2019, we adopted the new lease accounting standards dictated by IFRS 16. This requires that certain leases which were accounted for as operating leases be treated as capital leases going forward. Certain leases will be reclassified as assets and liabilities on the balance sheet which will yield increased depreciation and interest expense, offset by a reduction in rental expense.

Free Cash Flow

We generated €150 million in net cash flows from operating activities and €84 million in Free Cash Flow in Q4, up 12% Y/Y. We maintain positive working capital dynamics, and our goal is to sustain and grow Free Cash Flow excluding the impact of capital expenditures associated with the build-out of new and existing offices in New York, London, Los Angeles, Stockholm, and Boston, among others. We paid out approximately €65 million associated with our office builds in Q4. We expect to complete these projects in 2019 at a cost of roughly €200M.

We ended Q4 with €1.8 billion in cash and cash equivalents, restricted cash, and short term investments.

Growth through Acquisition

Today we announced that we have entered into definitive agreements to acquire two of the leading players in the emerging podcast marketplace. We want to acquire more, and have line-of-sight on total spend of $400-$500M on multiple acquisitions in 2019. Growing podcast listening on Spotify is an important strategy for driving top of funnel growth, increased user engagement, lower churn, faster revenue growth, and higher margins. We intend to lean into this strategy in 2019, both to acquire exclusive content and to increase investment in the production of content in-house. The more successful we are, the more we’ll lean into the strategy to accelerate our growth, in which case we would update guidance accordingly.

Q1 2019 AND FULL YEAR OUTLOOK

These forward-looking statements reflect Spotify’s expectations as of February 6, 2019 and are subject to substantial uncertainty.

NOTE: Our full year guidance includes the revenue and costs associated with the announced acquisitions that we expect to close in Q1. In aggregate, the impact of M&A on our guidance includes an increase of €25-30 million to revenue, a negative impact of 20-30 basis points to GM, and an increase of €40-50 million to operating expenses.

Q1 2019 Guidance:

•	Total Monthly Active Users (“MAU”): 215-220 million, up 24-27% Y/Y

•	Total Premium Subscribers: 97-100 million, up 29-33% Y/Y

•	Total Revenue: €1.35-€1.55 billion, up 19-36% Y/Y

•	Gross Margin: 22.5-24.5%

•	Operating Profit/Loss: €(50)-(€120) million

Full Year 2019 Guidance:

•	Total Monthly Active Users (“MAU”): 245-265 million, up 18-28% Y/Y

•	Total Premium Subscribers: 117-127 million, up 21-32% Y/Y

•	Total Revenue: €6.35-€6.8 billion, up 21-29% Y/Y

•	Gross Margin: 22.0-25.0%

•	Operating Profit/Loss: €(200)-(€360) million

As with last year, our quarterly and annual guidance includes an estimate of the impact of social charges on our financial statements. This expense can vary materially from quarter to quarter based on fluctuations in the price of Spotify stock, which impacts our accruals for future expenses. Our forecast guidance ranges incorporate our best estimate of the impact of social charges on our income statement; however, material changes in the value of Spotify’s stock price could have an outsized impact on our reported profit or loss for the quarter and/or the year.

WARRANTS

Our founders, Daniel Ek and Martin Lorentzon, hold warrants in the company. We account for these warrants on a mark-to-market basis in “Finance Income” on our P&L. In Q4, we recorded a Fair Market Value gain on these warrants amounting to €373 million, primarily due to the decrease in our share price in the public market. These gains were considered in the calculation of Diluted EPS for Q4 and FY 2018.

SHARE REPURCHASE PROGRAM UPDATE

On November 5, 2018, Spotify announced a program to repurchase up to $1.0 billion of its publicly traded shares. During Q4, the company repurchased 687,271 shares at a total cost of $87.3 million and an average cost of $127.01 per share.

EARNINGS QUESTION & ANSWER SESSION

The Company will host a live question and answer session starting at 8 a.m. ET today on investors.spotify.com. Daniel Ek, our Co-Founder and CEO, and Barry McCarthy, our Chief Financial Officer, will be on hand to answer questions submitted to ir@spotify.com and via the live chat window available through the webcast. Participants also may join using the listen-only conference line:

Participant Toll Free Dial-In Number: (866) 393-4306

Participant International Dial-In Number: (734) 385-2616

Conference ID 1293144

Contacts

Investor Relations:	Public Relations:
Paul Vogel	Dustee Jenkins
ir@spotify.com	press@spotify.com

Use of Non IFRS Measures

This shareholder letter includes references to the non-IFRS financial measures of EBITDA and Free Cash Flow. Management believes that EBITDA and Free Cash Flow are important metrics because they present measures that approximate the amount of cash generated that is available to repay debt obligations, make investments, and for certain other activities that excludes certain infrequently occurring and/or non-cash items. However, these measures should be considered in addition to, not as a substitute for or superior to, net income, operating income, or other financial measures prepared in accordance with IFRS. This shareholder letter also includes references to the non-IFRS financial measures of Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect are important metrics because they present measures that facilitate comparison to our historical performance. Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue or other financial measures prepared in accordance with IFRS.

Forward Looking Statements

This shareholder letter contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users and to retain existing users; our dependence upon third-party licenses for sound recordings and musical compositions; our lack of control over the providers of our content and their effect on our access to music and other content; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; our ability to comply with the many complex license agreements to which we are a party; our ability to accurately estimate the amounts payable under our license agreements; the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements; our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements; potential breaches of our security systems; assertions by third parties of infringement or other violations by us of their intellectual property rights; competition for users and user listening time; our ability to accurately estimate our user metrics and other estimates; risks associated with manipulation of stream counts and user accounts and unauthorized access to our services; changes in legislation or governmental regulations affecting us; ability to hire and retain key personnel; our ability to maintain, protect, and enhance our brand; risks associated with our international expansion, including difficulties obtaining rights to stream music on favorable terms; risks relating to the acquisition, investment, and disposition of companies or technologies; dilution resulting from additional share issuances; tax-related risks; the concentration of voting power among our founders who have and will continue to have substantial control over our business; risks related to our status as a foreign private issuer; international, national or local economic, social or political conditions; and risks associated with accounting estimates, currency fluctuations and foreign exchange controls.

Other sections of this report describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

	Three months ended			Year ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Revenue	1,495	1,352	1,149	5,259	4,090
Cost of revenue	1,096	1,010	867	3,906	3,241

Gross profit	399	342	282	1,353	849
Research and development	100	135	123	493	396
Sales and marketing	163	146	173	620	567
General and administrative	42	67	73	283	264

	305	348	369	1,396	1,227

Operating income/(loss)	94	(6)	(87)	(43)	(378)
Finance income	389	10	36	455	118
Finance costs	(2)	(85)	(545)	(584)	(974)
Share in (losses)/earnings of associate	—	(1)	—	(1)	1

Finance income/(costs) - net	387	(76)	(509)	(130)	(855)

Loss before tax	481	(82)	(596)	(173)	(1,233)
Income tax expense/(benefit)	39	(125)	—	(95)	2

Net income/(loss) attributable to owners of the parent	442	43	(596)	(78)	(1,235)

Earnings/(loss) per share attributable to owners of the parent
Basic	2.44	0.24	(3.87)	(0.44)	(8.14)

Diluted	0.36	0.23	(3.87)	(0.51)	(8.14)

Weighted-average ordinary shares outstanding
Basic	181,067,994	180,510,524	154,126,524	177,154,405	151,668,769

Diluted	190,511,148	188,120,122	154,126,524	181,210,292	151,668,769

Condensed consolidated statement of financial position

(Unaudited)

(in € millions)

	December 31, 2018	December 31, 2017
Assets
Non-current assets
Property and equipment	197	73
Intangible assets including goodwill	174	162
Investment in associate	—	1
Long term investments	1,646	910
Restricted cash and other non-current assets	65	54
Deferred tax assets	8	9

	2,090	1,209

Current assets
Trade and other receivables	400	360
Income tax receivable	2	—
Short term investments	915	1,032
Cash and cash equivalents	891	477
Other current assets	38	29

	2,246	1,898

Total assets	4,336	3,107

Equity and liabilities
Equity
Share capital	—	—
Other paid in capital	3,801	2,488
Treasury shares	(77)	—
Other reserves	875	177
Accumulated deficit	(2,505)	(2,427)

Equity attributable to owners of parent	2,094	238

Non-current liabilities
Convertible notes	—	944
Accrued expenses and other liabilities	85	56
Provisions	8	6
Deferred tax liabilities	2	3

	95	1,009

Current liabilities
Trade and other payables	427	341
Income tax payable	5	9
Deferred revenue	258	216
Accrued expenses and other liabilities	1,076	881
Provisions	42	59
Derivative liabilities	339	354

	2,147	1,860

Total liabilities	2,242	2,869

Total equity and liabilities	4,336	3,107

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

	Three months ended			Year ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Operating activities
Net income/(loss)	442	43	(596)	(78)	(1,235)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment	4	4	11	21	46
Amortization of intangible assets	4	3	2	11	8
Share-based payments expense	23	24	14	88	65
Finance income	(389)	(10)	(36)	(455)	(118)
Finance costs	2	85	545	584	974
Income tax expense/(benefit)	39	(125)	—	(95)	2
Share in losses/(earnings) of associate	—	1	—	1	(1)
Other	15	(6)	(4)	7	(3)
Changes in working capital:
Increase in trade receivables and other assets	(59)	(29)	(46)	(61)	(112)
Increase in trade and other liabilities	57	86	195	291	447
Increase in deferred revenue	17	5	43	38	77
(Decrease)/increase in provisions	(7)	(3)	(39)	(17)	8
Interest received	3	3	6	18	19
Income tax (paid)/received	(1)	(1)	—	(9)	2

Net cash flows from operating activities	150	80	95	344	179

Investing activities
Purchases of property and equipment	(65)	(49)	(21)	(125)	(36)
Purchases of short term investments	(300)	(54)	(482)	(1,069)	(1,386)
Sales and maturities of short term investments	66	279	237	1,226	1,080
Change in restricted cash	(1)	2	1	(10)	(34)
Other	—	(22)	(14)	(44)	(59)

Net cash flows (used in)/from investing activities	(300)	156	(279)	(22)	(435)

Financing activities
Proceeds from exercise of share options	17	50	7	163	29
Purchases of treasury shares	(72)	—	—	(72)	—
Other	—	(1)	—	1	5

Net cash flow (used in)/from financing activities	(55)	49	7	92	34

Net increase in cash and cash equivalents	(205)	285	(177)	414	(222)
Cash and cash equivalents at beginning of the period	1,095	810	668	477	755
Net exchange gains/(losses) on cash and cash equivalents	1	—	(14)	—	(56)

Cash and cash equivalents at period end	891	1,095	477	891	477

Reconciliation of IFRS to Non-IFRS Results

(Unaudited)

(in € millions, except percentages)

	Three months ended		Year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
IFRS revenue	1,495	1,149	5,259	4,090
Foreign exchange effect on 2018 revenue using 2017 rates	2		202

Revenue excluding foreign exchange effect	1,497		5,461
IFRS revenue year-over-year change %	30%		29%
Revenue excluding foreign exchange effect year-over-year change %	30%		34%
IFRS Premium revenue	1,320	1,018	4,717	3,674
Foreign exchange effect on 2018 Premium revenue using 2017 rates	6		184

Premium revenue excluding foreign exchange effect	1,326		4,901
IFRS Premium revenue year-over-year change %	30%		28%
Premium revenue excluding foreign exchange effect year-over-year change %	30%		33%
IFRS Ad-Supported revenue	175	130	542	416
Foreign exchange effect on 2018 Ad-Supported revenue using 2017 rates	(4)		18

Ad-Supported revenue excluding foreign exchange effect	171		560
IFRS Ad-Supported revenue year-over-year change %	34%		30%
Ad-Supported revenue excluding foreign exchange effect year-over-year change %	31%		35%

EBITDA

(Unaudited)

(in € millions)

	Three months ended			Year ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net income/(loss) attributable to owners of the parent	442	43	(596)	(78)	(1,235)
Finance (income)/costs - net	(387)	76	509	130	855
Income tax expense/(benefit)	39	(125)	—	(95)	2
Depreciation and amortization	8	7	13	32	54

EBITDA	102	1	(74)	(11)	(324)

Free Cash Flow

(Unaudited)

(in € millions)

	Three months ended			Year ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net cash flows from operating activities	150	80	95	344	179
Capital expenditures	(65)	(49)	(21)	(125)	(36)
Change in restricted cash	(1)	2	1	(10)	(34)

Free Cash Flow	84	33	75	209	109